EXHIBIT 99.1

Westport Reports Second Quarter 2025 Financial Results

VANCOUVER, British Columbia, Aug. 11, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT), a supplier of alternative fuel systems and components for the global transportation industry, reported financial results for the second quarter ended June 30, 2025, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“We made significant progress in advancing our strategic transformation this quarter, culminating in the recent successful divestiture of our Light-Duty Segment on July 29, 2025. This transaction strengthens our balance sheet and sharpens our strategic focus on high-impact opportunities in commercial transportation and industrial applications — sectors with few alternatives to affordably decarbonize and where Westport is uniquely positioned to provide affordable solutions that create the greatest potential for long-term growth. Beyond reinforcing our financial position, the divestiture provides us with greater flexibility to invest in innovation and evaluate select strategic acquisitions that can enhance our capabilities or expand our presence in prioritized markets.

Moving forward, our attention is centered on two core pillars of growth: Cespira and our High-Pressure Controls & Systems business. Cespira continues to build momentum, supported by increased demand in Europe for trucks equipped with the Cespira fuel system — where Volvo has publicly noted rising adoption. Our High-Pressure Controls & Systems segment is delivering OEMs with critical components for fuel-agnostic platforms. Together, these businesses position Westport as a significant driver of the shift to affordable clean commercial transport and industrial power solutions.

We remain firm in our belief that the path to decarbonizing commercial transport will involve multiple fuels and multiple technologies. Westport is uniquely positioned to lead in this space through our differentiated capabilities, global partnerships, and now, a more streamlined and focused organization. With a reinforced foundation, we are confident in our ability to deliver innovation, performance, and value — for our customers, our partners, and our shareholders.”

Dan Sceli, Chief Executive Officer

Q2 2025 Highlights

In the second quarter of 2025, year-to-date results from the Light-Duty segment have been presented in discontinued operations and all related assets and liabilities have been presented as held-for-sale in the balance sheet.

  Revenues decreased by 11% to $12.5 million compared to $14.1 million in the same quarter last year, primarily driven by decreased sales volumes in our High-Pressure Controls & Systems and Heavy-Duty OEM segments.
  Net loss from continuing operations of $5.1 million for the quarter compared to net income from continuing operations of $4.1 million for the same quarter last year. This was primarily the result of a $13.3 million gain on deconsolidation of the HPDI business and formation of the HPDI joint venture ("HPDI JV") with Volvo Group in the prior year, decrease in gross margin for the three months ended June 30, 2025 of $1.6 million compared to the prior year, partially offset by increases in foreign exchange gain by $4.1 million, and a decrease in research and development expenditures by $1.9 million.
  Adjusted EBITDA1 of negative $1.0 million compared to negative $2.0 million for the same period in 2024.
  Cash and cash equivalents were $6.1 million at the end of the second quarter 2025. Cash used in operating activities was $5.6 million, primarily driven by an increase in working capital of $0.5 million and operating losses in the quarter. Investing activities were primarily cash capital contributions into Cespira of $4.2 million and the purchase of capital assets of $0.8 million. Cash used in financing activities was primarily attributed to debt repayments of $1.0 million in the period.

__________________
1 Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

Subsequent to Quarter-End

  On July 29, 2025, we closed the sale of our Light-Duty segment. The transaction provided $62.5 million (€53.6 million) in net proceeds received as $41.2 million (€35.3 million) in initial cash proceeds, $8.5 million (€7.3 million) in deferred payments expected to be received in September 2025 and $12.8 million (€11.0 million) in proceeds held in escrow. Net proceeds are after the deduction of net debt in the Light-Duty segment and certain other closing costs. Further, up to $3.8 million (€3.3 million) in potential earnouts are available if certain conditions are achieved in accordance with terms and conditions in the Sales and Purchase Agreement. The proceeds held in escrow will be released in four tranches by year-end 2025, January 2026, January 2027 and May 2027.
  Given the Light-Duty transaction was completed on a debt-free, cash-free, basis, following the July 29, 2025 close, Westport has reduced its outstanding debt by approximately $24.3 million, representing debt held by the Light Duty segment. Prior to the close of the transaction, the Light-Duty segment held $15.3 million in cash on the balance sheet at June 30, 2025 presented as assets held-for-sale.

The New Westport

As noted in Westport's recent news release, the Company will leverage its core competencies in heavy-duty transportation for CNG and LNG platforms and fuel-agnostic, high-pressure control systems that each offer compelling reductions in total cost of ownership for customers and end users as compared to incumbent technologies and reduce or even eliminate GHG emissions. Westport has recognized and prioritized key initiatives along this path including: Cespira featuring industry-leading HPDITM fuel system technology, the Company’s High Pressure Controls & Systems, and the Company’s Financial Initiatives.

Cespira: Strategic Market Expansion and Technology Leadership in Heavy-Duty Transportation Through HPDI

Westport’s joint venture with the Volvo Group, Cespira, continues to advance its position as a leader in low-carbon and net-zero carbon transportation solutions, with a strong focus on markets where HPDI-based systems deliver immediate economic value over the incumbent products. Currently, HPDI fuel systems are commercially viable and on the road in Europe and more recently in India, South America, Africa and East Asia, generating interest in markets that favor LNG and permit the use of the Euro certified engines with volumes that grew by 25% in 2024.

In North America, CNG remains a dominant choice for fleets seeking lower operating costs and reduced emissions. Actively looking to expand Cespira's presence in these regions, Westport continues to drive innovation through the testing of a CNG storage and fuel supply solution, which would enable CNG HPDI trucks.

The Company’s goal for Cespira over the coming 12 months is to deliver demonstrated volume growth. With a backdrop of renewed industry focus on CNG, LNG and RNG for heavy duty transportation and favorable and more stable CNG, LNG and RNG fuel pricing economics, Westport is also aiming to increase the OEM presence and related new market activity for Cespira. The opportunity for Cespira increases significantly through geographic expansion.

High Pressure Controls & Systems: Complementing the Energy Transition Regardless of the Powertrain

With our High-Pressure Controls & Systems business, we are developing high-pressure components that are critical to performance and reliability. The High-Pressure Controls & Systems business is currently selling into three primary markets, China, Europe and North America. Historically, the market in China accounts for approximately 50% of this segment's revenue, almost exclusively focused on hydrogen component sales. Backed by multi-layered government support, spanning from comprehensive national strategies to targeted regional incentives, funding mechanisms, infrastructure mandates, and industry collaboration, the Chinese market is the fastest growing hydrogen market globally and is anticipated to continue to drive growth for Westport.

To position Westport at the forefront of this hydrogen revolution in China, the Company plans to open its state-of-the-art Hydrogen Innovation Center and manufacturing facility in late 2025. This pioneering facility will serve as a hub for research, development, and collaboration to meet the increasing demand for hydrogen transportation solutions in the region. The dedicated manufacturing facility in China will cater to the growing markets for hydrogen technologies. With China emerging as a global leader in hydrogen adoption, the new facility will enable Westport to better serve local customers and partners, driving clean energy advancements in one of the world's largest economies.

As part of Westport’s global restructuring, the Company is relocating its European manufacturing operations to our existing technology center in Canada, aligning the manufacturing facility with our innovation hub in North America. This move enables flexibility in product design, increased speed to market and a bolstered commitment to delivering top-tier clean transportation solutions to global markets while also reinvigorating our expansion of CNG/RNG products and leadership in a market that is clearly becoming the focus of the energy shift in heavier duty commercial transportation, creating incremental growth avenues that allow the Company to strategically refocus on the North American transportation market, where the near-term focus has shifted away from hydrogen.

Financial Initiatives

Westport’s key focus going forward recognizes both the opportunities and challenges in overall market conditions. As noted in the Company’s previous news release, we have initiated a comprehensive internal process to review additional ways to maximize our economic benefit from this recent transaction and make some critical decisions to extend our ability to establish new OEM partnerships and drive underlying business results.

As part of this process, Westport's mission will be to help Cespira and our High-Pressure Controls & Systems business focus on growth and improving financial results and capturing market share. Westport’s overall drive for market expansion and move towards generating positive cash flow will have its challenges and may not be a smooth path, but we believe we are uniquely positioned to take advantage of a more pragmatic moment globally where governments, commercial transport companies and industrial power providers require more affordable solution than those that exist today and ideally, solutions that can decarbonize at that same time.   We believe we have those solutions. In the near term, Cespira will continue to require cash contributions from its owners.

Market Overview

Cespira's flagship LNG HPDI fuel system technology continues to gain traction in Europe, now entering its second generation. With approximately 9,000 trucks currently on the road, the platform delivered an impressive 25% year-over-year growth in 2024. The latest 500 hp iteration, featured in the new Volvo FH Aero cab, achieves fuel economy of 10 mpg —far surpassing traditional spark-ignited competitors that typically operate in the mid-6 mpg range. This performance gap has cemented HPDI’s reputation as the high-efficiency choice for long-haul transport applications.

The momentum behind LNG HPDI adoption is accelerating, fueled by stringent EU decarbonization mandates and original equipment manufacturer (OEM) commitments to reducing carbon emissions. OEMs remain focused on preparing for Euro VII regulations. Meanwhile, Cespira's hydrogen HPDI platform is advancing in parallel. Classified as a Zero Emissions Vehicle (ZEV) under European Union guidelines, hydrogen HPDI positions the company for long-term relevance as global hydrogen infrastructure develops. Active discussions with additional global OEMs signal a broader opportunity to extend HPDI’s value across geographies, markets and fuel platforms over the long-term.

Globally, natural gas is experiencing a resurgence in transportation markets. In Europe, LNG and RNG adoption for trucking is rebounding sharply, with LNG emerging as the preferred fuel due to its decarbonization potential and superior fuel economy and, in recent years, stable and competitive price. In North America, CNG and RNG are gaining momentum as fleet operators encounter rising skepticism around electrification in heavier duty commercial applications—citing much higher-than-expected energy costs (in excess of $0.50 - $0.60/kWh vs. projected $0.15/kWh) and persistent distribution challenges. At the same time, key regulations are shifting; for example, California has paused or rolled back mandates like Advanced Clean Fleets, signaling greater flexibility for alternative fuels. CNG, in particular, is emerging as a reliable and cost-effective solution, offering fleets a stable and scalable pathway forward. In China—the world’s largest LNG truck market—adoption remains robust, underscoring the global relevance of HPDI and natural gas–powered transport solutions.

Q2 2025 Results

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	2Q25	2Q24		1H25	1H24
Revenues	$12.5	$14.1	(11)%	$19.8	$28.5	(31)%
Gross Margin(2)	0.8	2.4	(66)%	2.3	1.8	29%
Gross Margin %	6%	17%		12%	6%
Loss from Investments Accounted for by the Equity Method(1)	(3.7)	(1.1)	230%	(7.6)	(1.1)	590%
Net Income (Loss) from continuing operations	(5.1)	4.1	222%	(10.3)	(11.9)	13%
Net Income (Loss) from discontinued operations	(29.3)	1.7	1,853%	(26.4)	4.0	754%
Net Income (Loss) for the period	(34.3)	5.8	690%	(36.8)	(7.8)	(370)%
Net Income (Loss) per Share - Basic	$(1.98)	$0.34	682%	$(2.12)	$(0.69)	(207)%
Net Income (Loss) per Share - Diluted	$(1.98)	$0.33	700%	$(2.13)	$(0.45)	(373)%
EBITDA(2)	$(30.0)	$9.0	433%	$(30.1)	$(0.2)	(14,950)%
Adjusted EBITDA(2)	$(1.0)	$(2.0)	50%	$(1.0)	$(8.6)	88%

(1) This includes income or loss from our investments in Cespira joint ventures.
(2) Gross margin, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

High-Pressure Controls & Systems Segment

Revenue for the three and six months ended June 30, 2025 was $2.9 million and $4.8 million, respectively, compared with $3.6 million and $6.0 million for the three and six months ended June 30, 2024. The decrease in revenue for the three months ended June 30, 2025 compared to the prior year quarter was primarily driven by the hydrogen industry slowdown impacting demand for hydrogen components.

Gross profit decreased by $1.0 million to $0.1 million, or 3% of revenue, for the three months ended June 30, 2025 compared to $1.1 million or 31% of revenue, for the three months ended June 30, 2024. The decrease in gross profit was primarily driven by lower revenue and an increase in material costs in the quarter. We are moving our manufacturing operations from Italy to Canada and China in Q3 2025 to be closer to our customers and to simplify our supply chain operations.

Gross margin decreased by $1.0 million to $0.6 million, or 13% of revenue, for the six months ended June 30, 2025 compared to $1.6 million, or 27% of revenue, for the six months ended June 30, 2024. The decrease in gross margin was primarily related to lower revenue and an increase in material costs.

Heavy-Duty OEM Segment

Revenues for the three and six months ended June 30, 2024 includes revenue until the closing of the transaction to form Cespira, which occurred June 3, 2024. Revenue for the three and six months ended June 30, 2025 was $9.6 million and $15.0 million, respectively, compared with $10.5 million and $22.5 million for the three and six months ended June 30, 2024. The decrease in revenue for the three months ended June 30, 2025 primarily relates to the slowdown of our manufacturing support to Cespira. The JV will operate without manufacturing support from Westport under the transitional service agreement starting in Q3 2025.

Gross margin decreased by $0.6 million to $0.7 million, or 7% of revenue, for the three months ended June 30, 2025 compared to $1.3 million or 12% of revenue, for the three months ended June 30, 2024. Included in the prior year three months ended June 30, 2024 were two months of HPDI business activity in our results.

Gross margin increased by $1.6 million to $1.8 million, or 12% of revenue, for the six months ended June 30, 2025 compared to $0.2 million, or 1% of revenue, for the six months ended June 30, 2024. The Heavy-Duty OEM segment received $1.5 million in credits from component suppliers for inventory sold in the period.

Light-Duty Segment (Discontinued Operations)

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$76.4	$69.3	$7.1	10%	$140.0	$132.4	$7.6	6%
Gross profit[1]	$15.1	$14.7	$0.4	3%	$28.8	$27.0	$1.8	7%
Gross margin %	20%	21%			21%	20%
Income (loss) before income taxes[2]	$(27.7)	$2.5	$(30.2)	(1208)%	$(24.3)	$5.5	$(29.8)	(542)%

(1) Gross profit and gross margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.
(2)Income (loss) before income taxes for the three and six months ended June 30, 2025 includes a write-down loss of $30.2 million for the classification of the Light-Duty segment as discontinued operations and held-for-sale (refer to Note 5 in our interim financial statements for details).

Revenue for the three and six months ended June 30, 2025 was $76.4 million and $140.0 million, respectively, compared with $69.3 million and $132.4 million for the three and six months ended June 30, 2024.

Light-Duty revenue increased by $7.1 million for the three months ended June 30, 2025 compared to the prior year quarter and increased by $7.6 million for the six months ended June 30, 2025 compared to the prior year period. The increases were primarily driven by our delayed OEM and OEM businesses, partially offset by a decrease in sales in our independent aftermarket business.

Gross profit increased by $0.4 million to $15.1 million, or 20% of revenue, for the three months ended June 30, 2025 compared to $14.7 million, or 21% of revenue, for the three months ended June 30, 2024. This was primarily driven by a change in sales mix, with increases in sales to European customers and a reduction in sales to developing regions.

Gross profit increased by $1.8 million to $28.8 million, or 21% of revenue, for the six months ended June 30, 2025 compared to $27.0 million, or 20% of revenue, for the six months ended June 30, 2024.

Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting for investments. The following table sets forth a summary of the financial results of Cespira for the three and six months ended June 30, 2025:

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$12.0	$4.1	$7.9	193%	$28.8	$4.1	$24.7	602%
Gross profit[1]	$(1.9)	$0.2	$(2.1)	(1050)%	$(1.4)	$0.2	$(1.6)	(800)%
Gross margin %	(16)%	5%			(5)%	5%
Loss before income taxes	$(6.7)	$(2.0)	$(4.7)	235%	$(13.7)	$(2.0)	$(11.7)	585%
Net loss attributable to the Company	$(3.7)	$(1.1)	$(2.6)	236%	$(7.6)	$(1.1)	$(6.5)	591%

(1) Gross profit and gross margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

GAAP and NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Gross Profit and Gross Margin
(expressed in millions of U.S. dollars)	2Q25	2Q24	1Q25	1Q24
Three months ended
Revenue	$88.8	$83.4	$71.0	$77.6
Less: Cost of revenue	72.8	66.3	55.8	65.9
Gross profit	16.0	17.1	15.2	11.7
Gross margin %	18.0%	20.5%	21.4%	15.1%

EBITDA and Adjusted EBITDA
(expressed in millions of U.S. dollars)
Three months ended	2Q25	2Q24	1Q25	1Q24
Income (Loss) before income taxes	$(32.6)	$6.8	$(1.9)	$(12.9)
Interest expense (income), net	0.6	0.5	(0.2)	0.5
Depreciation and amortization	2.0	1.7	2.0	3.2
EBITDA	(30.0)	9.0	(0.1)	(9.2)
Stock based compensation	0.4	1.2	0.3	0.3
Unrealized foreign exchange (gain) loss	(2.4)	0.1	(0.5)	1.8
Severance costs	—	0.2	—	0.5
Loss from classifying discontinued operations as held-for-sale	30.2	—	—	—
Gain on deconsolidation	—	(13.3)	—	—
Restructuring costs	0.1	0.8	0.3	—
Impairment of long-term investments and long-term assets	0.7	—	—	—
Adjusted EBITDA	$(1.0)	$(2.0)	$—	$(6.6)

Q2 2025 Conference Call
Westport has scheduled a conference call on August 12, 2025, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call please register at https://register-conf.media-server.com/register/BI842f3b76bd5b44c7aee3e609a6cc77b3. The live webcast of the conference call can be accessed through the Westport website at https://investors.westport.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.westport.com.

Financial Statements and Management's Discussion and Analysis
To view Westport financials for the second quarter ended June 30th, 2025, please visit https://investors.westport.com/financials/

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations; Westport’s strategic transformation and its expected outcomes; the anticipated benefits of the divestiture of our Light-Duty Segment, including balance sheet strength, strategic focus, and investment flexibility; future investments in innovation and strategic acquisitions; future strategic initiatives and future growth; future of our development programs;   the demand for our products; the future success of our business and technology strategies, including the future performance and market momentum of Cespira; the intentions of partners and potential customers; the performance and competitiveness of Westport’s products and expansion of product coverage; future market opportunities; the speed of adoption of natural gas and hydrogen for transportation; the Company’s plans to relocate its European manufacturing operations to its Canadian technology center and the benefits resulting therefrom; future development and opening of the Hydrogen Innovation Center and manufacturing facility in China; and Westport’s ability to generate innovation, performance and value for its customers, partners and shareholders. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas and hydrogen, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas and/or hydrogen fueled vehicles, the relaxation or waiver of fuel emission standards, the ability of fleets to access capital or government funding to purchase natural gas or hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, our ability to execute on manufacturing consolidation in Canada without material disruption, the successful completion and opening of our Hydrogen Innovation Center in China, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$6,064	$14,754
Accounts receivable	16,580	18,738
Inventories	2,856	6,668
Prepaid expenses	800	1,328
Current assets held for sale	201,719	128,398
Total current assets	228,019	169,886
Long-term investments	37,122	36,866
Property, plant and equipment	4,444	3,120
Operating lease right-of-use assets	1,942	823
Other long-term assets	527	1,431
Non-current assets held for sale	—	79,495
Total assets	$272,054	$291,621
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$17,594	$19,435
Current portion of operating lease liabilities	633	288
Current portion of long-term debt	3,905	3,905
Current portion of warranty liability	1,155	1,152
Current liabilities held for sale	136,177	84,488
Total current liabilities	159,464	109,268
Long-term operating lease liabilities	1,332	548
Long-term debt	977	2,932
Other long-term liabilities	1,389	1,388
Long-term liabilities held for sale	—	40,460
Total liabilities	163,162	154,596
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,351,005 (2024 - 17,282,934) common shares issued and outstanding	1,246,643	1,245,805
Other equity instruments	9,027	9,472
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,133,070)	(1,096,275)
Accumulated other comprehensive loss	(25,224)	(33,493)
Total shareholders' equity	108,892	137,025
Total liabilities and shareholders' equity	$272,054	$291,621

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	$12,498	$14,109	$19,821	$28,537
Cost of revenue	11,656	11,750	17,444	26,720
Gross profit	842	2,359	2,377	1,817
Operating expenses:
Research and development	1,574	3,460	2,867	7,809
General and administrative	4,106	5,720	6,778	12,915
Sales and marketing	290	962	733	2,083
Foreign exchange (gain) loss	(4,224)	(141)	(5,427)	1,795
Depreciation and amortization	106	98	214	456
	1,852	10,099	5,165	25,058
Loss from continuing operations	(1,010)	(7,740)	(2,788)	(23,241)

Loss from investments accounted for by the equity method	(3,686)	(1,102)	(7,570)	(1,102)
Gain on deconsolidation	—	13,266	—	13,266
Interest on long-term debt	(166)	(288)	(358)	(603)
Interest and other income (loss), net of bank charges	(147)	95	502	21
Income (loss) before income taxes	(5,009)	4,231	(10,214)	(11,659)
Income tax expense	44	85	134	216
Net income (loss) from continuing operations	(5,053)	4,146	(10,348)	(11,875)
Net income (loss) from discontinued operations	(29,291)	1,671	(26,447)	4,044
Net income (loss) for the period	(34,344)	5,817	(36,795)	(7,831)
Other comprehensive income (loss):
Cumulative translation adjustment	6,921	(1,212)	10,562	(1,642)
Ownership share of equity method investments' other comprehensive loss	(1,464)	(83)	(2,293)	$(83)
	5,457	(1,295)	8,269	(1,725)
Comprehensive income (loss)	$(28,887)	$4,522	$(28,526)	$(9,556)

Net income (loss) per share:
From continuing operations - basic	$(0.29)	$0.24	$(0.60)	$(0.69)
From discontinued operations - basic	(1.69)	0.10	(1.53)	0.23
From continuing operations - diluted	$(0.29)	$0.24	$(0.60)	$(0.69)
From discontinued operations - diluted	$(1.69)	$0.10	$(1.53)	$0.23
Net income (loss) per share	$(1.98)	$0.34	$(2.12)	$(0.45)
Weighted average common shares outstanding:
Basic	17,338,288	17,239,460	17,330,527	17,230,000
Diluted	17,338,288	17,488,070	17,330,527	17,230,000

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three and six months ended June 30, 2025 and 2024

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating activities:
Net income (loss) for the period from continuing operations	$(5,053)	$4,146	$(10,348)	$(11,875)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	219	169	397	1,867
Stock-based compensation expense	126	222	304	471
Unrealized foreign exchange loss	(4,224)	(141)	(5,427)	1,795
Deferred income tax (recovery)	(6)	9	(9)	20
Loss from investments accounted for by the equity method	3,686	1,102	7,570	1,102
Interest on long-term debt	23	12	45	34
Change in inventory write-downs	140	307	110	503
Gain on deconsolidation	—	(13,266)	—	(13,266)
Changes in operating assets and liabilities:
Accounts receivable	(8,160)	(605)	(8,324)	16,663
Inventories	5,879	5,679	3,770	5,951
Prepaid expenses	600	177	920	157
Accounts payable and accrued liabilities	1,056	4,250	(3,240)	(4,532)
Warranty liability	92	(537)	5	(1,098)
Net cash provided by (used in) operating activities of continuing operations	(5,622)	1,524	(14,227)	(2,208)
Net cash provided by (used in) operating activities of discontinued operations	(582)	(25)	3,125	3,849
Investing activities:
Purchase of property, plant and equipment	(822)	(1,262)	(1,395)	(2,006)
Proceeds from sale of investments	—	18,888	—	18,888
Proceeds from holdback receivable	—	—	10,450	—
Capital contributions to investments accounted for by the equity method	(4,185)	(9,900)	(8,871)	(9,900)
Net cash provided by (used in) investing activities of continuing operations	(5,007)	7,726	184	6,982
Net cash used in investing activities of discontinued operations	(460)	(1,902)	(2,947)	(5,916)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(13,700)	(2,000)	(29,043)
Drawings on operating lines of credit and long-term facilities	—	7,504	—	15,550
Net cash used in financing activities of continuing operations	(1,000)	(6,196)	(2,000)	(13,493)
Net cash used in financing activities of discontinued operations	(3,176)	(2,704)	(6,094)	(1,248)
Effect of foreign exchange on cash and cash equivalents	4,593	(803)	5,696	(1,297)
Net decrease in cash and cash equivalents	(11,254)	(2,380)	(16,263)	(13,331)
Cash and cash equivalents, beginning of period (including restricted cash)	32,637	43,902	37,646	54,853
Cash and cash equivalents, end of period (including restricted cash)	$21,383	$41,522	$21,383	$41,522
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$15,319	$28,048	$15,319	$28,048
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$6,064	$13,474	$6,064	$13,474

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "Non-GAAP Measure & Reconciliations" within this press release.

	Three months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$2.9	$9.6	$12.0	$24.5
Cost of revenue	2.8	8.9	13.9	25.6
Gross profit	0.1	0.7	(1.9)	(1.1)
Operating expenses:
Research & development	1.6	—	1.9	3.5
General & administrative	0.4	—	2.7	3.1
Sales & marketing	—	—	0.3	0.3
Depreciation & amortization	0.1	—	0.9	1.0
	2.1	—	5.8	7.9
Add back: Depreciation & amortization	0.2	—	0.8	1.0
Segment EBITDA	$(1.8)	$0.7	$(6.9)	$(8.0)

	Three months ended June 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$3.6	$10.5	$4.1	$18.2
Cost of revenue	2.5	9.3	3.9	15.7
Gross profit	1.1	1.3	0.2	2.6
Operating expenses:
Research & development	1.4	2.0	1.1	4.5
General & administrative	0.3	1.2	0.7	2.2
Sales & marketing	0.1	0.4	0.1	0.6
Depreciation & amortization	—	—	0.3	0.3
	1.8	3.6	2.2	7.6
Add back: Depreciation & amortization	0.1	—	0.5	0.6
Segment EBITDA	$(0.6)	$(2.3)	$(1.5)	$(4.4)

	Six months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$4.8	$15.0	$28.8	$48.6
Cost of revenue	4.2	13.3	30.2	47.7
Gross profit	0.6	1.7	(1.4)	0.9
Operating expenses:
Research & development	2.7	0.1	4.9	7.7
General & administrative	0.7	0.1	5.4	6.2
Sales & marketing	0.2	—	0.6	0.8
Depreciation & amortization	0.1	—	1.6	1.7
	3.7	0.2	12.5	16.4
Add back: Depreciation & amortization	0.3	—	2.4	2.7
Segment EBITDA	$(2.8)	$1.5	$(11.5)	$(12.8)

	Six months ended June 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6.0	$22.5	$4.1	$32.6
Cost of revenue	4.4	22.3	3.9	30.6
Gross profit	1.6	0.2	0.2	2.0
Operating expenses:
Research & development	3.0	4.9	1.1	9.0
General & administrative	0.5	2.9	0.7	4.1
Sales & marketing	0.3	0.8	0.1	1.2
Depreciation & amortization	0.1	0.1	0.3	0.5
	3.9	8.7	2.2	14.8
Add back: Depreciation & amortization	0.2	1.4	0.5	2.1
Segment EBITDA	$(2.1)	$(7.1)	$(1.5)	$(10.7)

	Three months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24.5	$12.0	$—	$12.5
Cost of revenue	25.6	13.9	—	11.7
Gross profit	(1.1)	(1.9)	—	0.8
Operating expenses:
Research & development	3.5	1.9	—	1.6
General & administrative	3.1	2.7	3.7	4.1
Sales & marketing	0.3	0.3	0.3	0.3
Depreciation & amortization	1.0	0.9	—	0.1
	7.9	5.8	4.0	6.1
Equity loss	—	—	(3.7)	(3.7)

	Three months ended June 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$18.2	$4.1	$—	$14.1
Cost of revenue	15.7	3.9	—	11.8
Gross profit	2.6	0.2	—	2.4
Operating expenses:
Research & development	4.5	1.1	—	3.4
General & administrative	2.2	0.7	4.3	5.8
Sales & marketing	0.6	0.1	0.5	1.0
Depreciation & amortization	0.3	0.3	—	—
	7.6	2.2	4.8	10.2
Equity loss	—	—	(1.1)	(1.1)

	Six months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$48.6	$28.8	$—	$19.8
Cost of revenue	47.7	30.2	—	17.5
Gross profit	0.9	(1.4)	—	2.3
Operating expenses:
Research & development	7.7	4.9	—	2.8
General & administrative	6.2	5.4	6.0	6.8
Sales & marketing	0.8	0.6	0.6	0.8
Depreciation & amortization	1.7	1.6	0.1	0.2
	16.4	12.5	6.7	10.6
Equity loss	—	—	(7.6)	(7.6)

	Six months ended June 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$32.6	$4.1	$—	$28.5
Cost of revenue	30.6	3.9	—	26.7
Gross profit	2.0	0.2	—	1.8
Operating expenses:
Research & development	9.0	1.1	—	7.9
General & administrative	4.1	0.7	9.5	12.9
Sales & marketing	1.2	0.1	0.9	2.0
Depreciation & amortization	0.5	0.3	0.3	0.5
	14.8	2.2	10.7	23.3
Equity loss	—	—	(1.1)	(1.1)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Total Segment EBITDA	$(8.0)	$(4.4)	$(12.8)	$(10.7)
Adjustments:
Depreciation & amortization	0.2	0.2	0.4	1.9
Cespira's Segment EBITDA	(6.9)	(1.5)	(11.5)	(1.5)
Loss on investments accounted for under the equity method	3.7	1.1	7.6	1.1
Corporate and unallocated operating expenses	4.0	4.8	6.5	10.4
Foreign exchange (loss) gain	(4.2)	(0.1)	(5.4)	1.8
Gain on deconsolidation	—	(13.3)	—	(13.3)
Interest on long-term debt	0.2	0.3	0.3	0.6
Interest and other income, net of bank charges	0.1	(0.1)	(0.5)	—
Loss before income taxes in continuing operations	$(5.1)	$4.2	$(10.2)	$(11.7)